SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 24, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 24, 2013

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

24 April 2013

SMITH & NEPHEW PLC

STERLING AMOUNT OF DIVIDEND

As announced on 7 February 2013, a final dividend of 16.2 US cents per Ordinary Share in respect of the year ended 31 December 2012 will be paid on 8 May 2013 to shareholders whose names appeared on the Register at the close of business on 19 April 2013. Those shareholders whose address on the Register is in the UK, and those who have validly elected to receive sterling dividends, will receive a dividend of 10.6 pence per share.

Susan Swabey
Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646